FORM 12b-25
                        NOTIFICATION OF LATE FILING

                                                     SEC FILE NUMBER
                                                     0-6933

                                                     CUSIP NUMBER
                                                     132008


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                                 FORM 10-Q
                    For Period Ended: April 4, 1998


PART 1 - REGISTRANT INFORMATION (OFFICIAL TEXT)

Full Name of Registrant:

       CAMBEX CORPORATION

Address of Principal Executive Office (Street and Number)

       360 SECOND AVENUE
       WALTHAM, MA  02154

PART II -    RULES 12b-25(b) and (c) OFFICIAL TEXT

       The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) as follows:

       (b)The subject quarterly report on Form 10-Q or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date.

PART III - NARRATIVE (OFFICIAL TEXT)

       State below in reasonable detail the reasons why the Form 10-Q or the transition report or portion thereof, could not be filed within the prescribed time period.

       The Form 10-Q for the period ended April 4, 1998 cannot be filed within the prescribed time period because additional time is required to complete the annual audit and Form 10-K. The Form 10-Q for the period ended April 4, 1998 will be filed after filing of the 10-K for the period ended December 31, 1997 is completed.

PART IV - OTHER INFORMATION (OFFICIAL TEXT)

(1) Name and telephone number of person to contact in regard to this notification:

       Sheldon M. Schenkler            781 - 890-6000

(2) All other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that we, the registrant, were required to file such report(s) have been filed with the exception of the Form 10-K for the period ended December 31, 1997.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

       Revenues are anticipated to be down approximately 70% from the period ended March 29, 1997. Although revenues are expected to be lower than the previous period, the net loss is not expected to be significantly different than in the period ended March 29, 1997 due to lower operating costs.






                             CAMBEX CORPORATION
                (Name of Registrant As Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 18, 1998
By:    /s/ Sheldon M. Schenkler

       Sheldon M. Schenkler
       Chief Financial Officer